Exhibit 99.2

HARRY WINSTON DIAMOND CORPORATION
PROXY SOLICITED BY MANAGEMENT
AND THE BOARD OF DIRECTORS
Annual and Special Meeting of Shareholders on July 18, 2012

The undersigned shareholder of Harry Winston Diamond Corporation (the “Corporation”) hereby nominates, constitutes and appoints Robert A. Gannicott, or failing him, Daniel Jarvis, both directors of the Corporation, or instead of either of them ____________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 18th day of July, 2012 (the "Meeting") at The Prince of Wales Northern Heritage Centre, 4750 48th Street, Yellowknife, Northwest Territories, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

1.

For the election of the following nominees as directors of the Corporation, as named in the accompanying Management Proxy Circular, to hold office until the next annual meeting of shareholders or until their successors are elected:

	VOTE FOR	WITHHOLD VOTE
Matthew W. Barrett	[ ]	[ ]
Micheline Bouchard	[ ]	[ ]
David Carey	[ ]	[ ]
Robert A. Gannicott	[ ]	[ ]
Noel Harwerth	[ ]	[ ]
Daniel Jarvis	[ ]	[ ]
Jean-Marc Loubier	[ ]	[ ]
Laurent E. Mommeja	[ ]	[ ]
J. Roger B. Phillimore	[ ]	[ ]

2.	For the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.

VOTE FOR [ ]	WITHHOLD VOTE [ ]

3.

In respect of the approval of the 2012 Restricted Share Unit Plan, the reservation of up to 110,000 Common Shares of the Corporation for issuance under such plan, and the initial grant of 101,449 Restricted Share Units to Frederic de Narp pursuant to such plan, all as described in the accompanying Management Proxy Circular.

VOTE FOR [ ]	VOTE AGAINST [ ]

This proxy revokes and supersedes all proxies of any earlier date.

DATED this day of , 2012.

Signature of Shareholder

Name of Shareholder (print)

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions given on any vote or ballot called at the Meeting and if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters referred to on the reverse side hereon.

This proxy confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the Meeting and in such manner as such nominee in his or her judgment may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be deposited at the office of CIBC Mellon Trust Company, by mail to the Attention of the Proxy Department at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by fax to 1-866-781-3111 (toll free within North America) or 416-368-2502, or in person to 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 16, 2012 or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day on which the Meeting is adjourned.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 18, 2012. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.